SECURITIES AND EXCHANGE COMMISSION
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                       SCHEDULE 13D
         UNDER THE SECURITIES EXCHANGE ACT OF 1934
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                 TIDALWAVE HOLDINGS INC.
                     COMMON STOCK
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                      886352 10 3
                     (CUSIP NUMBER)
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                  1831 N.E. 45th Street
                Ft. Lauderdale, Florida 33428
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                      OCTOBER 23, 2000
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    (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
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If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.
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(1) Names of Reporting Persons. S.S. or I.R.S.
    Identification Nos. of Above Persons (entities only):
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       L. EDWARD BACHE SR.
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(2) Check the Appropriate Box if a Member of a Group (See
    Instructions)
(a)
(b)
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(3) SEC Use Only
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(4) Source of Funds (See Instructions):
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(5) Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
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(6) Citizenship or Place of Organization:    United States
    of America
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Number of Shares Beneficially Owned by Each Reporting Person
With
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(7) Sole Voting Power: 25,015,000
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(8) Shared Voting Power: 0
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(9) Sole Dispositive Power: 25,015,000
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(10) Shared Dispositive Power: 0
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(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person: 25,015,000
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(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares
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(13) Percent of Class Represented by Amount in Row (11):
                        49.57%
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(14) Type of Reporting Person: IN
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ITEM 1. SECURITY AND ISSUER.
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Tidalwave Holdings Inc.
Common Stock, $.001 par value.
1831 N.E. 45th Street
Ft. Lauderdale, Florida 33428
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ITEM 2. IDENTITY AND BACKGROUND.
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(a) Name:         L. Edward Bache
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(b) Address:      601 Cleveland Street, 3rd Floor
                  Clearwater, Florida 33755
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(c) Greater than 10% shareholder of the issuer
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(d) None.
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(e) None.
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(f) Citizenship. United States
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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
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The Reporting Person, L. Edward Bache, acquired 25,015,000
common shares of the Issuer pursuant to an Asset Purchase Agreement dated August 14, 2000 between the Issuer and the Reporting Person. The value of the shares if $3,500,000.
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ITEM 4. PURPOSE OF TRANSACTION.
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The acquisition by the Reporting Person is based on an Asset
Purchase Agreement dated August 14, 2000 in which the Reporting Person received the shares in exchange for three
(3) separate websites dealing with mortgage services. AS of October 23, 2000, the Reporting Person held 25, 015,000 shares of Common Stock of the Issuer, which represented 49.57% of the issued and outstanding shares of the Issuer.
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
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L. Edward Bache currently holds 25,015,000 of the issued and outstanding common shares of the Issuer, or 49.57% of the issued and outstanding shares.
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
        ISSUER.
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The Reporting Person has no contracts, arrangements,
understandings or relationships with any other person with respect to any securities of the Issuer.
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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
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(A) Asset Purchase Agreement
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                        SIGNATURE
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
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Date: November 10, 2000    Signature: /s/ L. Edward Bache
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                                          L. EDWARD BACHE
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